

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2023

Kathleen Valiasek
Chief Financial Officer
Local Bounti Corporation
400 W. Main St.
Hamilton, MT 59840

> **Re: Local Bounti Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 31, 2023**
> **File No. 001-40125**

Dear Kathleen Valiasek:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Industrial Applications and
                              Services